UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Live Nation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

538034109

(CUSIP Number)

January 20, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Sutherland Arthur Morris NA, see fn(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ fn(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization See fn(1)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,747,669 fn(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,747,669 fn(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,747,669 fn(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.79%

12.	Type of Reporting Person (See Instructions) See fn(1)

Fn. (1)

The 3,747,669 shares reported above (the “Samco Shares”) were registered in the name of Samco Investments Ltd., a Turks & Caicos corporation (“Samco”). On June 20, 2008, Samco transferred the Samco Shares to SQ Portfolio Management, Inc., a British Virgin Islands corporation (“SQ”). SQ is wholly-owned by EnterVest Portfolios International Inc., a Turks & Caicos corporation (“EPI”), which in turn is wholly-owned by Continental Trust Company Limited, a Bermuda corporation (“CTC”). Sutherland Arthur Morris, an individual and a citizen of Bermuda (“Mr. Morris”), controls CTC directly, and EPI, Samco and SQ indirectly through CTC (Mr. Morris, CTC, EPI, Samco and SQ are collectively referred to herein as the “Samco Reporting Persons”). None of the Samco Reporting Persons has an S.S. or I.R.S. identification no.

Item 1.
	(a)	Name of Issuer Live Nation, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 9348 Civic Center Drive, Beverly Hills, CA 90210

Item 2.
	(a)	Name of Person Filing Sutherland Arthur Morris fn(2) (the “Samco Reporting Persons ”)
	(b)	Address of Principal Business Office or, if none, Residence Century House, 16 Par-la-Ville, Hamilton, Bermuda fn(2)
	(c)	Citizenship See fn(1)
	(d)	Title of Class of Securities Common stock, par value $.01 per share (the “Common Stock”)
	(e)	CUSIP Number 538034109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Fn. (2) This Report is also filed by each of the other Samco Reporting Persons.  The principal business address of each Samco Reporting Person is as shown above.  See Fn. (1)

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount beneficially owned: 3,747,669 fn(1)
(b) Percent of class: 4.79%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 3,747,669 fn(1)
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 3,747,669 fn(1)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following. ☒.  As of the date hereof, the Samco Reporting Persons beneficially own, in the aggregate, less than 5% of the Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Except as set forth in Fn. (1), above, the Samco Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Fn. (1)

Item 8.	Identification and Classification of Members of the Group
See Fn. (1)

Item 9.	Notice of Dissolution of Group
NA

Item 10.	Certification

By signing below the Reporting Person certifies that, to the best of my knowledge and belief, the shares of Common Stock referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2009

	By:	/s/ S. Arthur Morris
Name: S. Arthur Morris
Title: Authorized Signatory

SQ PORTFOLIO MANAGEMENT, INC.
By:
Name:
Title: